UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens-Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

On September 30, 2026, TOP Ships Inc. (the “Company”) entered into an agreement with Rubico Inc. (“Rubico”), a related party to the Company, to amend a previously disclosed related-party transaction.

The amendment relates to the balance owed to the Company in connection with Rubico’s acquisition of Roman Shark V Inc. (“Roman Shark V”) from the Company pursuant to a Share Purchase Agreement by and between the Company and Rubico dated July 27, 2026. Roman Shark V is party to a shipbuilding contract dated February 3, 2026 with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of one 47,499 dwt MR chemical/product oil tanker.

The aggregate purchase price for Roman Shark V was $6.5 million, of which $2.8 million has been settled in cash. The outstanding balance of $3.7 million was originally due on September 30, 2026. That payment deadline was extended on that date to October 31, 2026 and may be settled in cash or, at Rubico’s election, in newly-issued shares of Rubico’s existing series of Series G Convertible Preferred Shares.

The information contained in this Report is hereby incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Date: October 15, 2026	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer